Exhibit 99.1

i-80 Gold Discovers High-Grade Silver-Rich CRD Mineralization at Ruby Hill

Results Include 515.3 g/t Silver, 28.9 % Lead, 10.5 % Zinc and 0.9 g/t Gold over 28.3 m

RENO, Nev., Aug. 30, 2022 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce that high-grade, silver-rich, polymetallic CRD mineralization has been discovered in drilling the Hilltop target at the Company's 100%-owned Ruby Hill Property ("Ruby Hill" or "the Property") located in Eureka County, Nevada.

Highlight results from initial drilling at the Hilltop target:

  iRH22-25 (lower horizon) – four intercepts:
    671.0 g/t Ag, 7.7 % Zn & 26.4 % Pb over 0.9 m (19.6 oz/ton silver – 3.0 ft)
    238.8 g/t Ag, 11.0 % Zn & 9.0 % Pb over 9.4 m (7.0 oz/ton Ag – 31.0 ft)
    469.5 g/t Ag, 11.8 % Zn & 18.2 % Pb over 2.1 m (13.7 oz/ton Ag – 7.0 ft)
    1006.0 g/t Ag, 10.9 % Zn, 27.7 % Pb & 1.6 % Cu over 0.9 m (29.4 oz/ton Ag – 3.0 ft)
  iRH22-43 (upper horizon):
    515.3 g/t Ag, 28.9 % Pb, 10.5 % Zn & 0.9 g/t Au over 28.3 m (15.0 oz/ton Ag – 92.5 ft)

Additionally, two historic holes in the Hilltop target area contain significant intercepts1:

  HC1427 (lower horizon):
    769.2 g/t Ag, 12.4 % Zn, 13.9 % Pb, 1.0 % Cu over 5.8 m (22.4 oz/ton Ag – 19.0 ft)
  BRH-22 (upper horizon):
    929.7 g/t Ag & 21.6 % Pb over 4.6 m (27.1 oz/ton Ag – 15.0 ft)

The Hilltop target is one of five conceptual exploration targets drilled in the 2022 program at Ruby Hill and was identified for its potential to host polymetallic (silver-lead-zinc) mineralization. The new zone of mineralization is located approximately 400 metres southwest of the poly-metallic Blackjack Zone (see Figure 1) and immediately south of the Archimedes pit and the planned portal that the Company is advancing for construction.

Mineralization in the Hilltop target consists of polymetallic carbonate replacement (CRD) in the form of massive and semi-massive sulphide mineralization containing high-grade silver (including 515.3 g/t Ag over 28.3 m & 929.7 g/t Ag over 4.6 m) and has been intersected in two areas within the Hilltop target (see Images 1 & 2).  Definition and expansion drilling is underway, and the horizon remains open along strike and at depth. Mineralization has been intersected in additional holes 50 metres west of iRH22-43, for which assays remain pending.

The Ruby Hill district has a long history of high-grade polymetallic CRD mining that began in the late 1800's, resulting in production of 1.65 Moz Au, 39 Moz Ag, 625 Mlb Pb and 12 Mlb Zn from just 2 Mtons of ore through 19641. Since then, the CRD potential of the district has been largely overlooked, providing the Company what it believes to be a substantial opportunity.

[1]	For information on historic district production and QAQC procedures, refer to the NI 43-101 Report on 2021 Ruby Hill Mineral Resource Estimate Eureka County, Nevada, USA dated July 31, 2021

The discovery of the Hilltop zone opens up a greater than 1.5 km corridor between the Archimedes pit and the original Ruby Hill mine that has historically been underexplored due to post-mineral alluvial cover. Importantly, iRH22-43 intersected massive sulfide mineralization immediately below the alluvium at a depth of 146 m. Discovery International Geophysics of Saskatchewan, Canada has been contracted to conduct downhole electromagnetic (EM) and induced polarization (IP) surveys over the area, with the goal of defining additional massive sulfide zones.

The Company is completing a large-scale surface (+20,000 metre) drill program at Ruby Hill for both deposit delineation and exploration purposes. Definition and expansion drilling is focused on the initial areas planned to be mined including the 426 Zone and the deeper Ruby Deeps Zone where recently released results include 19.8 g/t Au over 33.2 m and 7.1 g/t Au over 78.6 m in the Ruby Deeps deposit and 15.6 g/t Au over 12.2 m and 13.9 g/t Au over 13.4 m in the 426 deposit. Multiple gold and polymetallic exploration targets are also being drilled.

"At current metal prices, the rock value of the initial drill intercepts in the Hilltop Zone represent some of the highest-grade mineralization identified, on a per tonne basis, to-date at Ruby Hill", stated Ewan Downie, CEO of i-80. "Given its proximity to the underground infrastructure planned in 2023, this zone is expected to fit in to our future development and mine plans such that we ultimately expect to produce gold, silver and base metals."

Figure 1 – Ruby Hill Surface Plan (CNW Group/i-80 Gold Corp)

It is expected that refractory mineralization from the planned underground operation at Ruby Hill will be trucked to the Company's Lone Tree facility, once operational, and oxide mineralization can be processed on-site at the existing heap leach pad, or at the existing leach plant, once refurbished. The Company is commissioning a study that will contemplate retrofitting the leach plant, once oxide mineralization is depleted, to a floatation plant that would recover base metals. i-80's substantial existing infrastructure at Lone Tree and Ruby Hill is expected to reduce potential exposure to the current inflationary environment.

The ongoing infill and step-out drill program will aide in the advancement of the Company's plan to develop an underground mine at Ruby Hill, accessed via ramp from the Archimedes open pit. Following the 2022 program, an updated mineral resource estimate is planned for the completion of an economic study. The current program at Ruby Hill is one of several ongoing and anticipated drill programs on i-80 projects in 2022 that are collectively budgeted to comprise more than 50,000 metres.

Table 1 – Highlight Assay Results from Ruby Hill Hilltop Zone

New 2022 Drill Results from Ruby Hill – Estimated true widths unknown
Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)
iRH22-25	Hilltop Lower	Core	550.3	551.2	0.9	0.1	671.0	26.4	7.7	0.3
and	Hilltop Lower	Core	561.9	571.3	9.4	0.1	238.8	9.0	11.0	0.3
and	Hilltop Lower	Core	587.5	589.6	2.1	0.2	469.5	18.2	11.8	0.2
and	Hilltop Lower	Core	745.7	746.6	0.9	1.4	1006.0	27.7	10.9	1.6
iRH22-43	Hilltop Upper	Core	145.9	174.2	28.3	0.9	515.3	28.9	10.5	0.2
UTM	Drillhole ID	East m	North m		Elevation m	Azimuth	Dip
NAD83 Zone 11	iRH22-25	587338	4375328		1978	045	-83
	iRH22-43	587502	4375201		1994	340	-83

The Ruby Hill Property is one of the Company's primary assets and is host to the core processing infrastructure within the Eureka District of the Battle Mountain-Eureka Trend including an idle leach plant and an active heap leach facility and is host to multiple gold, gold-silver and poly-metallic (base metal) deposits.

Figure 2 – Planview Hilltop Target (CNW Group/i-80 Gold Corp)

Figure 3 – Core from iRH22-25 showing massive sphalerite (brown), galena (gray) and pyrite (yellow) (CNW Group/i-80 Gold Corp)

Figure 4 – Core from iRH22-43 showing massive sphalerite (brown), galena (gray) and pyrite (yellow) (CNW Group/i-80 Gold Corp)

Please click here for further information on abbreviations and conversions referenced in this press release.

QAQC Procedures

2022 drilling samples were submitted to American Assay Laboratories (AAL) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through AAL are run through standard prep methods and analyzed using FA-Pb30-ICP (Au; 30g fire assay) and 48MA-MS (48 element Suite; 0.5g 4-acid digestion/ICP-MS) methods. AAL also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tim George, PE, Mine Operations Manager, reviewed the technical and scientific information contained in this press release and is a Qualified Person within the meaning of NI 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facility that includes an autoclave.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Ruby Hill and the potential of the Ruby Hill project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

www.i80gold.com

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For further information: Ewan Downie - CEO; Matt Gili - President & COO; Matthew Gollat - EVP Business & Corporate Development, 1.866.525.6450, Info@i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 30-AUG-22